UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41559

Robo.ai Inc.

(Registrant’s Name)

Meydan Grandstand, 6th floor

Meydan Road, Nad Al Sheba

Dubai

United Arab Emirates

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into a Joint Venture Agreement

Robo.ai Inc. (the “Company”) entered into a joint venture agreement dated as of February 9, 2026 through its indirectly wholly owned subsidiary, Robo.ai Investments L.L.C.-FZ, with DaBoss.AI Inc. in connection with a proposed establishment of joint venture under the laws of the United Arab Emirates to establish an Embodied AI Data Collection Center within the territories of the Gulf Cooperation Council. Robo.ai Investments L.L.C.-FZ is responsible for all non-technical infrastructure and operational support, while DaBoss.AI Inc. is responsible for all technical and commercial operations of the joint venture’s core function.

Pursuant to the joint venture agreement, the Company will beneficially own 51% of the joint venture and thus will consolidate its financial results under U.S. GAAP. Both parties agree that additional shareholders may participate in the joint venture based on strategic business and operational development needs. The joint venture is expected to be established within 60 days after the execution of the joint venture agreement. The board of directors of the joint venture will consist of five persons, three of whom will be appointed by Robo.ai Investments L.L.C.-FZ and two of whom will be appointed by DaBoss.AI Inc. The CEO of the joint venture company will be nominated by DaBoss.AI Inc., while the CFO will be nominated by Robo.ai Investments L.L.C.-FZ. Certain reserved matters require the approval of shareholders representing at least two-thirds of the voting rights or the affirmative vote of the director appointed by DaBoss.AI Inc.

The first major project planned by the joint venture will be the deployment of an initial distributed data collection network within the United Arab Emirates.

All business opportunities involving data collection and annotation services utilizing robotic terminals or robotic arms in physical location in the Gulf Cooperation Council region must be executed exclusively by the joint venture, and any party diverting this business will be subject to financial penalties. The joint venture will serve as the preferred provider for data collection outside of the Gulf Cooperation Council region. However, DaBoss.AI Inc. maintains the sole and absolute discretion to route global orders based on specific scenario requirements, technical standards, and cost-efficiency across various regions.

The joint venture agreement has a term of 10 years, which can be renewed by written mutual consent or terminated by the board of directors of the joint venture or otherwise pursuant to the terms of the joint venture agreement. The joint venture agreement provides for certain shareholder rights, such as buyout rights, liquidation rights, right of first refusal, and drag along rights.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Joint Venture Agreement dated as of February 9, 2026 between Robo.ai Investments L.L.C.-FZ and DaBoss.AI Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Robo.ai Inc.

Date: February 10, 2026	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer

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